UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

MP Materials Corp.

(Name of Issuer)

Class A common stock, par value of $0.0001 per share

(Title of Class of Securities)

553368101

(CUSIP Number)

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue, New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 553368101

1.	Names of Reporting Persons. QVT Financial LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 22,822,806
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 22,822,806

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,822,806
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.68%
14.	Type of Reporting Person (See Instructions) PN

Page 2 of 10 pages

CUSIP No. 553368101

1.	Names of Reporting Persons. QVT Financial GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 22,822,806
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 22,822,806

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,822,806
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.68%
14.	Type of Reporting Person (See Instructions) OO

Page 3 of 10 pages

CUSIP No. 553368101

1.	Names of Reporting Persons. Fourth Avenue FF Opportunities LP – Series E
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,561,473
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,561,473

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,561,473
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.93%
14.	Type of Reporting Person (See Instructions) PN

Page 4 of 10 pages

CUSIP No. 553368101

1.	Names of Reporting Persons. Fourth Avenue Capital Partners GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,561,473
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,561,473

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,561,473
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.93%
14.	Type of Reporting Person (See Instructions) OO

Page 5 of 10 pages

CUSIP No. 553368101

1.	Names of Reporting Persons. Saratoga Park Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,368,007
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,368,007

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,368,007
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.62%
14.	Type of Reporting Person (See Instructions) OO

Page 6 of 10 pages

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons on November 27, 2020 (the “Schedule 13D”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D. Except as expressly set forth herein, there have been no changes to the information set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Pursuant to the terms of the Merger Agreement, as of the closing of the merger, Saratoga, FF Fund and QVT Family Office Onshore LP, another fund managed by QVT Financial, were granted the contingent right to receive Earnout Shares: (a) if, at any time during the ten years following the closing, the VWAP of the Common Shares is greater than or equal to $18.00 for any twenty trading days within any thirty-trading day period; and (b) if, at any time during the ten years following the Closing, the VWAP of the Common Shares is greater than or equal to $20.00 for any twenty trading days within any thirty-trading day period.

The Issuer’s Common Shares met the condition for (a) on December 21, 2020, and for (b) on December 22, 2020, as a result of which the Reporting Persons acquired all of the Earnout Shares granted to them.

Item 5. Interest in Securities of the Issuer

(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

The percentage of shares of Common Stock outstanding reported herein is based on 168,780,530 shares of Common Stock including (1) 12,859,898 shares issued in connection with the earn out vesting and (2) 155,920,632 shares outstanding as of November 17, 2020, as set forth in the Issuer’s report on Form 8-K, filed on November 17, 2020.

QVT Financial is the investment manager of Saratoga and QVT Family Office Onshore LP and it provides certain investment advisory services for FF Fund. QVT Financial has the power to direct the vote and disposition of the Common Shares held by Saratoga and QVT Family Office Onshore LP and may be deemed to beneficially own the Common Shares held by FF Fund, though it disclaims the power to direct the vote and disposition of FF Fund’s Common Shares. Aggregately, QVT Financial may be deemed to be the beneficial owner of 22,822,806 Common Shares, consisting of the Common Shares owned by Saratoga, QVT Family Office Onshore LP and FF Fund.

QVT Financial GP LLC, as general partner of QVT Financial, may be deemed to beneficially own the same number of Common Shares reported by QVT Financial. Fourth GP, as general partner of FF Fund, may be deemed to beneficially own the aggregate number of Common Shares owned by FF Fund, and accordingly, Fourth GP may be deemed to be the beneficial owner of an aggregate amount of 11,561,473 Common Shares.

Each of the Covered Persons disclaims beneficial ownership of the Common Shares owned by the Reporting Persons.

(c) The reported share amounts for the Reporting Persons reflect amounts as of the date hereof. Except for the transactions reported on the Reporting Persons’ original Schedule 13D, filed on November 27, 2020, and the acquisition of the Earnout Shares, no other transactions in the Issuer’s securities have been effected by the Reporting Persons during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

Pursuant to the terms of the Merger Agreement, as of the closing of the merger, Saratoga, FF Fund and QVT Family Office Onshore LP, another fund managed by QVT Financial, were granted the contingent right to receive additional Common Shares (Earnout Shares): (a) if, at any time during the ten years following the closing, the VWAP of the Common Shares is greater than or equal to $18.00 for any twenty trading days within any thirty-trading day period; and (b) if, at any time during the ten years following the Closing, the VWAP of the Common Shares is greater than or equal to $20.00 for any twenty trading days within any thirty-trading day period.

Page 7 of 10 pages

As the Issuer’s Common Shares met such conditions, as of the date hereof, the Reporting Persons are beneficial owners of an additional 2,800,540 Common Shares as a result of the issuance of the Earnout Shares, and the number of Common Shares stated as beneficially owned by the Reporting Persons in this Schedule 13D includes ownership of these Earnout Shares.

The Merger Agreement was filed by the Issuer as Annex A in its Form 424B3, as filed with the Securities and Exchange Commission on October, 27, 2020 and therefore is not incorporated herein as an exhibit under Item 7.

Page 8 of 10 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2020

QVT FINANCIAL LP		SARATOGA PARK LTD.

By: QVT Financial GP LLC, its General Partner

		By:	/s/ Daniel Gold
By:	/s/ Daniel Gold		Name: Daniel Gold
	Name: Daniel Gold		Title: Director
Title: Managing Member

By:	/s/ Meg Eisner
Name: Meg Eisner
Title: Authorized Signatory

QVT FINANCIAL GP LLC		FOURTH AVENUE FF OPPORTUNITIES LP – SERIESE

By:	/s/ Daniel Gold	By: Fourth Avenue Capital Partners GP LLC, its General Partner
Name: Daniel Gold
Title: Managing Member

By:	/s/ Meg Eisner	By:	/s/ Daniel Gold
	Name: Meg Eisner		Name: Daniel Gold
	Title: Authorized Signatory		Title: Managing Member

FOURTH AVENUE CAPITAL PARTNERS GP LLC

By:	/s/ Daniel Gold
Name: Daniel Gold
Title: Managing Member

Page 9 of 10 pages

Appendix A

Covered Persons

Name of Covered Person	Principal Business Address	Principal Occupation
Daniel Gold	QVT Financial LP 444 Madison Avenue, 21st Floor New York, New York 10022	Investment Management

Nicholas Brumm	QVT Financial LP 444 Madison Avenue, 21st Floor New York, New York 10022	Investment Management

Arthur Chu	QVT Financial LP 444 Madison Avenue, 21st Floor New York, New York 10022	Investment Management

Tracy Fu	QVT Financial LP 444 Madison Avenue, 21st Floor New York, New York 10022	Investment Management

Page 10 of 10 pages